Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ATRION CORPORATION

FIRST: The name of the corporation is Atrion Corporation (the “Corporation”).

SECOND: The address of its registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (“Delaware Law”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100, and the par value of each such share is $0.10, amounting in the aggregate to $10.00.

FIFTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH: The Corporation expressly elects not to be governed by Section 203 of Delaware Law.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Delaware Law, or (iv) for any transaction from which the director derived any improper personal benefit. If Delaware Law is hereafter amended to authorize, with the approval of a corporation’s stockholder, further reductions in the liability of the directors of a corporation for breach of fiduciary duty, then a director of the Corporation shall not be liable for any such breach to the fullest extent permitted by Delaware Law as so amended. Any repeal or modification of the foregoing provisions of this ARTICLE EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

NINTH: To the fullest extent permitted by Delaware Law, an officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer, except for liability (i) for any breach of the officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, (iv) for any transaction from which the officer derived any improper personal benefit, or (v) in any action by or in the right of the Corporation. If the Delaware Law is hereafter amended to authorize, with the approval of the Corporation’s stockholders, further reductions in the liability of the officers of a corporation for breach of fiduciary duty, then an officer of the Corporation shall not be liable for any such breach to the fullest extent permitted by the Delaware Law as so amended. Any repeal or modification of the foregoing provisions of this ARTICLE NINTH by the stockholders of the Corporation shall not adversely affect any right or protection of any officer of the Corporation existing at the time of such repeal or modification.

TENTH: The Corporation reserves the right to amend this Certificate of Incorporation in any manner permitted by Delaware Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power.